

Jason Wiener · 3rd

Founder and Principal at Jason Wiener|p.c., a public benefit corporation and Co-Founder at Main Street Phoenix Project

Boulder, Colorado, United States · Contact info

500+ connections

Jason Wiener P.C.

Suffolk University Law School

Experience

Principal, President
Jason Wiener P.C.
Jan 2014 – Present · 8 yrs
Boulder, CO

Jason Wiener|p.c. is Colorado's first law practice organized as a Public Benefit Corporation.

Founded on and committed to building a regenerative and sustainable economy, Jason Wiener|P.C. is a boutique legal and business consulting practice, specializing in mission-driven companies, social enterprise, cooperatives, Public Benefit Corps, and alternative and employee-owned businesses. Providing affordable, accessible and responsive general outside counsel services for all phases and facets of business, from new venture entity formation and capital/governance structures to succession planning and exit. Expe …see more

"Firms Try Startup Model" - Law Week...

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Co-Founder and Director
Main Street Phoenix Project
Mar 2020 – Present · 1 yr 10 mos
Boulder, Colorado, United States

The Main Street Phoenix Worker Cooperative is building an employee-owned restaurant group of previously successful businesses supported by a team of industry experts that drive profitability, business resilience, and job quality. Together, we're saving the restaurants that make communities vibrant and building engines of economic equity for the workers …see more

Board Member
Stocksy United
Aug 2018 – Present · 3 yrs 5 mos

Board Member
Colorado Recovery
Mar 2016 – Mar 2020 · 4 yrs 1 mo
Boulder, CO

Adjunct Professor
Colorado State University
Aug 2013 – Aug 2018 · 5 yrs 1 mo
Fort Collins, Colorado Area

Global Social and Sustainable Enterprise - College of Business (www.biz.colostate.edu/gsse)

Business Law & Ethics

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Education

Suffolk University Law School
JD, International Law
2002 – 2005

New York City Environmental Law Leadership Institute (NYCELLI)
Environmental Law
2008 – 2008

Lawyers 4 Green Jobs

Cornell University
BS, Labor and Industrial Relations
1998 – 2002

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Volunteer experience

Member, Steering Committee
Colorado Community Wealth Building Network
Apr 2015 – Present · 6 yrs 9 mos
Economic Empowerment

Chairperson and Commissioner
Colorado Employee Ownership Commission
Jun 2019 – Present · 2 yrs 7 mos
Economic Empowerment

Appointed by Governor Polis.